Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Three Months Ended March 31, 2006
Income available to common stockholders	$1,811,799
Weighted average shares outstanding	4,975,542
Basic earnings per share	$0.36
Income for diluted earnings per share	$1,811,799
Total weighted average common shares and equivalents outstanding for diluted computation	4,980,944
Diluted earnings per share	$0.36